Exhibit 4.67

English Translation for Reference Only

No.:

Guarantee Contract

Important Notes

The guarantor shall carefully read the whole text of the contract, especially articles indicated with the mark▲▲. In case of any doubts, please submit them to the Creditor in time for explanations.

Guarantor: Jiangsu Xinde Asset Management Co., Ltd.

Legal representative (principal): Lu Tingxiu

Certificate type:______ Certificate No.:

Legal (household register) address: No.6 Shuige Road, Jiangning Development Zone, Nanjing City

Correspondence address: No.6 Shuige Road, Jiangning Development Zone, Nanjing City Post code: 211100

Contact Tel: 025-52766605

Creditor: Jiangsu Branch of Bank of Communications Co., Ltd.

Principal: Gu Sheng

Correspondence address: No. 124, Zhongshan North Road, Nanjing

Whereas: China Sunergy (Nanjing) Co., Ltd. (hereinafter referred to as “the Debtor”) signs master contract with the Creditor (No.: 2120183, name: Export Risks Participating Contract), the Guarantor is willing to provide guarantee of the performance under the master agreement.

To define rights and obligations of both parties, the Gurantor and the Creditor hereby conclude the contract through negotiation.

Article 1 Principal Claim

The principal claim guaranteed by the Guarantor is all claims under master contract (currency type and amount in capital) USD seven million only. Other specific details shall be complied with the master contract.

Article 2 Obligations of Guarantor

2.1         The guarantee hereunder represents a joint and several liability.

2.2         The scope of guarantee shall be principal and interest, compound interest, interest penalty, default fine, compensation for damage and expenses for enforcing claim. The expenses for enforcing claim include but are not limited to collection fee, lawsuit fee (or arbitration fee), maintenance cost, announcement fee, execution fee, attorney fee, business trip fee and other expenses.

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2.3         The term of guarantee shall be two years after maturity date of debts (or the date of advances by the Creditor under opening bank acceptance /letter of credit /security bond) stipulated by the master agreement.

Where the master contract stipulates the Debtor may perform the obligation of repayment by stages, the term of guarantee is calculated respectively according to obligation of repayment at every stage, from maturity date of debts at every stage (or the date of advances by the Creditor) to two years after maturity date of debts at last stage (or the date of advances by Creditor).

Where the Creditor announces the debts under master contract are matured earlier, the earlier expiration date announced by the Creditor shall be maturity date of debts.

2.4         ▲▲On the basis provisions of Article 5 of Security Law of the People’s Republic of China , both parties make special provisions as follows: the effectiveness hereof is independent from master contract. When master contract or its related articles are invalid, it does not affect effectiveness of this contract. The Guarantor shall assume joint and several liability in respect of restitution responsibility or compensation responsibility of the Debtor after master contract is invalid.

▲▲Article 3 Representations and Warranties of Guarantor

3.1         The Guarantor shall have capacity for civil rights and full civil capacity (if the Guarantor is natural person)/ the Guarantor shall be established by law and existing legally and have all necessary capacity for rights ( if the Guarantor is not natural person), could perform obligations hereof and assume civil responsibility individually.

3.2         Signature and performance of the contract are true declaration of the intention of the Guarantor and must pass through all necessary agreement, approval and authorization and have no flaw in any law.

3.3         In the course the contract is signed and performed, all documents, data and information the Guarantor provides the Creditor with shall be true, complete and effective.

▲▲Article 4 Obligations of Guarantor

4.1         When the Debtor does not pay back all or part of loans, financing principal, advances of Creditor or related interest under any master contract in full timely, the Guarantor shall pay all due payables of the Debtor to Creditor immediately and unconditionally.

The Guarantor agrees: where the master contract is mortgaged or pledged by the Debtor or the third party at the same time, the Creditor is entitled to decide the order of exercising rights by itself and the Creditor is entitled to require the Guarantor to pay all due payables of the Debtor immediately without the need of exercising real right for security in advance; where the Creditor waives real right for security or its right position or alters real right for security, the Guarantor shall not be exempted from any responsibility and still assumes responsibility of guarantee according to the contract.

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4.2         The Guarantor shall assist the Creditor in supervision and examination of income and credit circumstance ( if the Guarantor is natural person)/ operational and financial status (if the Guarantor is not natural person), and timely provide all financial statements, other data and information at the request of the Creditor, and guarantee the provided documents, data and information are true, complete, and correct.

4.3         When the Guarantor is in any of following circumstances, it shall notify the Creditor in writing at least 30 days in advance; before claims under master contract are all paid off, the Guarantor must not take following actions without a written approval of the Creditor:

(1)	Disposing important assets, all or most of assets by leasing, lending, sales, transfer, bestowal, mortgage, pledge or other way;

(2)	Operation system or ownership organization takes major change, including but not limited to implementation of contract, leasing, joint operation, reform of corporate system, reform of shareholding co-operative system, enterprise sales, consolidation (merger), joint venture (cooperation), separation, establishment of branch, transfer of property rights, capital reduction, etc.

4.4         The Guarantor shall notify the Creditor in writing within 7 days upon the occurrence or possible occurance of any of the following items:

(1)	Modification of articles of association, change of items of industry & commerce registration, such as enterprise name, legal representative, address, correspondence address or business scope and making decisions which have significant influence on finance and personnel;

(2)	The Creditor is planning to apply for or may apply for or has applied for bankruptcy;

(3)	Involving major lawsuit, arbitration or administrative measures, or property preservation or other compulsory measures have been taken to main assets;

(4)	Providing guarantee to the third party and therefore having significant negative influence on its economic status, financial status or capacity of performing obligations hereunder;

(5)	Signing contracts which have significant influence on its operational status and financial status;

(6)	Suspended production, closing business, dissolution, shutout for consolidation, being cancelled or business license being suspended;

(7)	The Guarantor or its legal representative (principal) or main managerial staff violates or gets involved with violations against laws, regulations or applicable rules of the exchange;

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(8)	Operation runs into difficulty seriously, financial status worsens or other events which have negative influence on operational status, financial status or solvency or economic status of the Guarantor happen;

(9)	The work and income of the Guarantor take important change or contact information like residence is altered (if the Guarantor is natural person).

4.5         Before the Debtor pays off all debts under master contract to the Creditor, the Guarantor does not exercise right of recourse it has due to performance of the contract to the Debtor or other guarantor.

4.6         Before the Debtor pays off all debts under master contract in full, if the Debtor becomes shareholder of the Guarantor or actual controller, the Guarantor would immediately notify the Creditor and provide resolution of the board of shareholders (or shareholder meeting) about offering for security.

▲▲Article 5 Agreement on Deduction

5.1         The Guarantor authorizes, when the Debtor or the Guarantor has debts payable, the Creditor shall be entitled to deduct the fund of any account opened in Bank of Communications for satisfaction.

5.2         After deduction, the Creditor shall notify the Guarantor of account No. related to deduction, master contract No., guarantee agreement No., contract No., deducted amount and outstanding debts.

5.3         When the deducted fund is not sufficient for satisfying all debts, it shall be used for compensating for due and unpaid expenses at first and then deducted according to following provision:

(1)	Where principal and interest are overdue for less than 90 days under loan (excluding personal loan) or trade financing business (excluding export factoring), the balance after compensation for expenses shall be at first used for compensating for due and unpaid interest or interest penalty, compounded interest, and then used for compensating for due and unpaid principal; where principal and interest are overdue for 90 days, the balance after compensation for expenses shall be at first used for compensating for due and unpaid principal, and then used for compensating for due and unpaid interest or interest penalty, compounded interest.

(2)	Under the business items such as opening bank acceptance, opening letter of credit, opening security bond, export factoring, etc, the balance after compensation for expenses shall be at first used for compensating for due and unpaid principal, and then used for compensating for due and unpaid interest or interest penalty, compounded interest.

(3)	Under business item of personal loan, debts shall be compensated for in the order stipulated by master contract.

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5.4         Where the currency of deducted fund is different from that of debts needed to be compensated for, the amount of debts shall be converted and compensated for on the basis of exchange rate released by Bank of Communications when the fund is deducted.

Article 6 Dispute resolution

Disputes hereunder shall be filed to the court which has jurisdiction right in the place of the Creditor. During the period of disputes, every party shall still continue to perform articles not involved with disputes.

Article 7 Miscellaneous

7.1         ▲▲When the Guarantor dodges supervision of Creditor, defaults guaranteed debts, viciously dodges and invalidate debts, etc, the Creditor shall be entitled to report this kind of action to related unit and announce it in news media.

7.2         The Guarantor has carefully read master contract and confirmed all articles.

7.3         The contract shall take effect from the date all following conditions are met: (1) if the Guarantor is natural person, the Guarantor signs it; if the Guarantor is not natural person, legal representative (principal) or authorized representative of the Guarantor signs (seals) it and annexes an official seal; (2) principal or authorized representative of the Creditor signs (seals) it and annexes a unit seal.

7.4         The original text of the contract shall be in    original copies, the Guarantor, the Creditor and the Debtor shall hold one respectively.

Article 8 Other Provisions

8.1         ▲▲When the contract is signed, the relationship between the Debtor and the Guarantor of the master contract belongs to ( ): (1): the Debtor of master contract is shareholder of the Guarantor or “Actual Controller” defined by Company Law; (2) the Debtor of master contract is not shareholder of the Guarantor or “Actual Controller” defined by Company Law

8.2	▲▲

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(No text below in the page)

The Guarantor has read through foregoing articles and the Creditor has make related explanations at the request of the Guarantor who has no objection to all content.

Guarantor (official seal/signature)	Creditor (unit/seal)

/seal/ Jiangsu Xinde Asset Management Co., Ltd.	/seal/ Jiangsu Branch of Bank of Communications Co., Ltd. Special Seal of Contract

Legal representative (principal) or authorized representative (signature or seal)	Principal or authorized representative (signature or seal)

/seal/ Lu Tingxiu	/seal/ Sun Congzhao

Signature date: September 7, 2012	Signature date: September 7, 2012

Co-owner Statement (applicable to the Guarantor who is natural person):

I (name: certificate type:______ certificate No.:__) am spouse of the Guarantor. I have carefully read and confirmed all articles hereunder, known and agreed the Guarantor provides guarantee to the Creditor for the Debtor. The debts on the basis of the guarantee are common debts of both husband and wife and are satisfied by common property both husband and wife.

Signed by co-owner:

YY/MM/DD

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